

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 29, 2015

Peter B. Delaney
President and Chief Executive Officer
Enable Midstream Partners, LP
One Leadership Square
211 North Robinson Avenue, Suite 150
Oklahoma City, Oklahoma 73102

> **Re:** **Enable Midstream Partners, LP**
> **Registration Statement on Form S-4**
> **Responses dated August 28, 2015 and September 8, 2015**
> **File No. 333-205381**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Response dated October 13, 2015**
> **File No. 001-36413**

Dear Mr. Delaney:

We have reviewed your responses and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, as appropriate, and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2014

Financial Statements for the Year Ended December 31, 2014

Combined and Consolidated Statements of Income, page 85

1. We note your response to comment 1 in our letter dated September 11, 2015. You state that operation and maintenance expense presented on your statements of income represents the cost of your service revenue and that you will add a footnote disclosing this along with a statement that any operation and maintenance expenses associated with

product sales are immaterial. On page 59 you disclose that operation and maintenance expenses consist primarily of labor expenses, lease costs, utility costs, insurance premiums and repairs and maintenance expenses. It appears that the types of expenses included in operation and maintenance expenses would be incurred in connection with producing both service revenues and product revenues. In addition, it appears that for product sales you would incur further labor costs for marketing and selling such products. Please tell us in more detail how you determined that the portion of operation and maintenance costs attributable to product revenues was immaterial. Also tell us how you considered whether your operation and maintenance expenses include any costs contemplated by Rule 5-03.3, 5-03.4, 5-03.5 or 5-03.6 of Regulation S-X when concluding you should disclose that operation and maintenance expense represents the cost of your service revenue as contemplated by Rule 5-03.2 of Regulation S-X.

You may contact Sondra Snyder, Staff Accountant, at 202-551-3332 or Jennifer Thompson, Accounting Branch Chief, at 202-551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Charlie Guidry, Staff Attorney, at 202-551-3621 or me at 202-551-3264 with any other questions.

Sincerely,

/s/ Jennifer Thompson for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Gerry Spedale, Esq.